

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 13, 2023

Ryan Maarschalk
Chief Financial Officer
Allied Corp.
1405 St. Paul St., Suite 201
Kelowna, BC, Canada V1Y 9N2

> **Re: Allied Corp.**
> **Form 10-K for the Fiscal Year Ended August 31, 2022**
> **Response Dated February 8, 2023**
> **File No. 000-56002**

Dear Ryan Maarschalk:

We have reviewed your February 8, 2023 response to our comment letter and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our February 3, 2023 letter.

Form 10-K for the Fiscal Year Ended August 31, 2022

Item 9A. Controls and Procedures, page 64

1. We note your response to comment one. The disclosure included in your Forms 10-K and 10-Q does not address Item 307 of Regulation S-K. Your disclosure addresses the requirements in Item 308 of Regulation S-K regarding your internal control over financial reporting. In accordance with Item 307 of Regulation S-K, please disclose the conclusions of your principal executive and principal financial officers, or persons performing similar functions, regarding the effectiveness of your disclosure controls and procedures. Additionally, please be aware that Item 308 of Regulation S-K is only a fiscal year requirement (Form 10-K) while Item 307 of Regulation S-K is required for each period covered by your annual and interim period reports (Forms 10-K and 10-Q).

You may contact Scott Stringer at 202-551-3272 or Adam Phippen at 202-551-3336 if you have questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services